RECEIVED

2004 OCT 18 A 11:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045497

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

October 8, 2004

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

PROCESSED
OCT 19 2004
THOMSON FINANCIAL

Enclosure

dlw 10/19

Press Release

Stockholm, October 8, 2004

Nomination Committee for Investor AB's 2005 Annual General Meeting

In accordance with the decision made by Investor's Annual General Meeting on March 23, 2004, it is hereby announced that the following people, representing the four largest shareholders in Investor AB, will develop, together with the chairman, a proposal for the composition of the board of directors that will be presented to the 2005 Annual General Meeting for approval.

The representatives are:
Pia Rudengren, Knut and Alice Wallenberg Foundation
Peter Rudman, Nordea's mutual funds
Lars Isacsson, EB Foundation
Caroline af Ugglas, Skandia Liv

If changes occur among Investor's major shareholders during the nomination process, the composition of the Nomination Committee will be changed to reflect this.

The Annual General Meeting of Investor AB will be held Monday, April 11, 2005, at Cirkus in Stockholm.

Shareholders who would like to suggest representatives for Investor AB's board can contact Investor's Chairman at the following e-mail address: chairman@investorab.com

INVESTOR AB

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 2031, +46 735 24 20 31

Our press releases can be accessed at <u>*www.investorab.com*</u> *on the Internet.*

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.